FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 25, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2024

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended March 31,
		2024	2023
	Notes	(Unaudited)
Net sales	3	3,441,544	4,141,181
Cost of sales	4	(2,134,052)	(2,307,779)
Gross profit		1,307,492	1,833,402
Selling, general and administrative expenses	5	(508,132)	(487,347)
Other operating income (expense), net	6	12,304	5,299
Operating income		811,664	1,351,354
Finance Income	7	56,289	47,887
Finance Cost	7	(20,583)	(31,545)
Other financial results, net	7	(60,468)	4,477
Income before equity in earnings of non-consolidated companies and income tax		786,902	1,372,173
Equity in earnings of non-consolidated companies	8	48,179	53,006
Income before income tax		835,081	1,425,179
Income tax	9	(84,856)	(295,972)
Income for the period		750,225	1,129,207

Attributable to:
Shareholders' equity		736,980	1,128,627
Non-controlling interests		13,245	580
		750,225	1,129,207
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands)		1,160,008	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.64	0.96
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.27	1.91

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

1

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Income for the period	750,225	1,129,207
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(26,011)	17,462
Change in value of cash flow hedges and instruments at fair value (*)	103,207	9,633
Income tax relating to components of other comprehensive income	24,591	-
From participation in non-consolidated companies:
- Currency translation adjustment	(6,475)	4,932
- Changes in the value of cash flow hedges, instruments at fair value and others	31,820	(1,175)
	127,132	30,852
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(18)	-
Income tax on items that will not be reclassified	459	(1)
Remeasurements of post-employment benefit obligations of non-consolidated companies	(357)	33
	84	32
Other comprehensive income for the period	127,216	30,884
Total comprehensive income for the period	877,441	1,160,091

Attributable to:
Shareholders' equity	864,462	1,159,365
Non-controlling interests	12,979	726
	877,441	1,160,091

(*) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 20.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

2

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At March 31, 2024		At December 31, 2023
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,094,145		6,078,179
Intangible assets, net	12	1,356,065		1,377,110
Right-of-use assets, net	13	137,026		132,138
Investments in non-consolidated companies	17	1,681,971		1,608,804
Other investments NC	14	983,519		405,631
Deferred tax assets		774,014		789,615
Receivables, net		177,221	11,203,961	185,959	10,577,436
Current assets
Inventories, net		3,911,719		3,921,097
Receivables and prepayments, net		291,694		228,819
Current tax assets		261,983		256,401
Trade receivables, net		2,303,293		2,480,889
Derivative financial instruments CA	15	2,883		9,801
Other investments C	14	2,248,863		1,969,631
Cash and cash equivalents	14	1,323,350	10,343,785	1,637,821	10,504,459
Total assets			21,547,746		21,081,895
EQUITY
Shareholders' equity			17,407,503		16,842,972
Non-controlling interests			201,564		187,465
Total equity			17,609,067		17,030,437
LIABILITIES
Non-current liabilities
Borrowings		28,122		48,304
Lease liabilities	13	97,078		96,598
Derivative financial instruments NCL	15	-		255
Deferred tax liabilities		488,082		631,605
Other liabilities		282,147		271,268
Provisions		103,465	998,894	101,453	1,149,483
Current liabilities
Borrowings		608,278		535,133
Lease liabilities	13	42,097		37,835
Derivative financial instruments CL	15	3,569		10,895
Current tax liabilities		476,280		488,277
Other liabilities		493,293		422,645
Provisions		35,492		35,959
Customer advances		239,342		263,664
Trade payables		1,041,434	2,939,785	1,107,567	2,901,975
Total liabilities			3,938,679		4,051,458
Total equity and liabilities			21,547,746		21,081,895

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the period	-	-	-	-	-	-	736,980	736,980	13,245	750,225
Currency translation adjustment	-	-	-	-	(25,745)	-	-	(25,745)	(266)	(26,011)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	441	-	441	-	441
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (5)	-	-	-	-	-	127,798	-	127,798	-	127,798
From other comprehensive income of non-consolidated companies	-	-	-	-	(6,475)	31,463	-	24,988	-	24,988
Other comprehensive income (loss) for the period	-	-	-	-	(32,220)	159,702	-	127,482	(266)	127,216
Total comprehensive income (loss) for the period	-	-	-	-	(32,220)	159,702	736,980	864,462	12,979	877,441
Repurchase of own shares (2)	-	(311,064)	-	-	-	-	-	(311,064)	-	(311,064)
Changes in share buyback program liabilities (6)	-	-	-	-	-	11,133	-	11,133	-	11,133
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	1,120	1,120
Balance at March 31, 2024	1,180,537	(524,803)	118,054	609,733	(1,022,391)	(433,143)	17,479,516	17,407,503	201,564	17,609,067

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2024 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) As of March 31, 2024, the Company held 29,816,152 shares as treasury shares. For more information see note 23.

(3) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(4) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(5) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 20.

(6) For more information see note 23.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	1,128,627	1,128,627	580	1,129,207
Currency translation adjustment	-	-	-	17,316	-	-	17,316	146	17,462
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(1)	-	(1)	-	(1)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	9,633	-	9,633	-	9,633
From other comprehensive income of non-consolidated companies	-	-	-	4,932	(1,142)	-	3,790	-	3,790
Other comprehensive income for the period	-	-	-	22,248	8,490	-	30,738	146	30,884
Total comprehensive income for the period	-	-	-	22,248	8,490	1,128,627	1,159,365	726	1,160,091
Balance at March 31, 2023	1,180,537	118,054	609,733	(1,116,433)	(317,082)	14,590,265	15,065,074	129,454	15,194,528

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2023 there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) Other reserves included mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period ended March 31,
	Notes	2024	2023
		(Unaudited)
Cash flows from operating activities
Income for the period		750,225	1,129,207
Adjustments for:
Depreciation and amortization	11, 12 & 13	175,442	125,453
Income tax accruals less payments		(29,222)	188,856
Equity in earnings of non-consolidated companies	8	(48,179)	(53,006)
Interest accruals less payments, net		11,938	(3,700)
Changes in provisions		1,545	7,957
Changes in working capital (*)		(9,548)	(460,557)
Others, including net foreign exchange		34,776	(13,440)
Net cash provided by operating activities		886,977	920,770

Cash flows from investing activities
Capital expenditures	11 & 12	(172,097)	(117,088)
Changes in advance to suppliers of property, plant and equipment		2,952	33
Loan to joint ventures	17	(1,354)	-
Proceeds from disposal of property, plant and equipment and intangible assets		5,412	4,796
Changes in investments in securities		(759,667)	(890,636)
Net cash used in investing activities		(924,754)	(1,002,895)

Cash flows from financing activities
Changes in non-controlling interests		1,120	-
Acquisition of treasury shares	23	(311,064)	-
Payments of lease liabilities		(16,768)	(10,758)
Proceeds from borrowings		829,947	559,274
Repayments of borrowings		(754,078)	(679,892)
Net cash used in financing activities		(250,843)	(131,376)

Decrease in cash and cash equivalents		(288,620)	(213,501)

Movement in cash and cash equivalents
At the beginning of the period		1,616,597	1,091,433
Effect of exchange rate changes		(4,921)	(16,518)
Decrease in cash and cash equivalents		(288,620)	(213,501)
At March 31,		1,323,056	861,414

		At March 31,
Cash and cash equivalents		2024	2023
Cash and bank deposits		1,323,350	861,494
Bank overdrafts		(294)	(80)
		1,323,056	861,414

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $(8.5) million for the three-month period ended March 31, 2024 and $9.4 million for the three-month period ended March 31, 2023.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Cancellation of title deed in Saudi Steel Pipe Company
20	Foreign exchange control measures in Argentina
21	Related party transactions
22	Business Combinations
23	Share Buyback Program

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 25, 2024.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment in investments in associates; income taxes; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 38 to our audited Consolidated Financial Statements for the year ended December 31, 2023.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2023.

None of the accounting pronouncements applicable after December 31, 2023, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2024 - (Unaudited)	Tubes	Other	Total
Management view - operating income	776	47	823
Difference in cost of sales			(11)
Differences in selling, general and administrative expenses			(1)
IFRS - operating income			812
Financial income (expense), net			(25)
Income before equity in earnings of non-consolidated companies and income tax			787
Equity in earnings of non-consolidated companies			48
Income before income tax			835

Net Sales	3,132	310	3,442
Depreciation and amortization	135	40	175

Three-month period ended March 31, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,349	35	1,384
Difference in cost of sales			(32)
Differences in selling, general and administrative expenses			(1)
IFRS - operating income			1,351
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			1,372
Equity in earnings of non-consolidated companies			53
Income before income tax			1,425

Net Sales	3,974	167	4,141
Depreciation and amortization	120	5	125

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investments in non-consolidated companies.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Total
Three-month period ended March 31, 2024 - (Unaudited)
Net sales	1,620,616	696,874	281,300	842,754	3,441,544
Capital expenditures	59,486	73,985	29,622	9,004	172,097
Depreciation and amortization	110,414	30,491	19,778	14,759	175,442

Three-month period ended March 31, 2023 - (Unaudited)
Net sales	2,264,225	1,060,176	286,429	530,351	4,141,181
Capital expenditures	36,521	58,948	16,788	4,831	117,088
Depreciation and amortization	71,096	25,260	17,829	11,268	125,453

(*) Starting on January 1, 2023, Asia Pacific, Middle East and Africa were merged in a single geographical region.

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Saudi Arabia and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the three-month period ended March, 31, 2024.

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 20% of the Company’s overall credit exposure as of March 31, 2024. The Company has not historically had any material write-offs due to uncollectible accounts receivable relating to this customer. Although the parties are in continuous conversations and Pemex is making partial payments on a periodic basis, at this stage the Company cannot predict whether or not its exposure to Pemex will be reduced, or the timing for any such reduction.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the three-month period ended March 31, 2024 and 2023, revenues related to governmental institutions represented approximately 28% and 27% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Three-month period ended March 31,
Revenues Tubes	2024	2023
	(Unaudited)
Oil & Gas	2,793	3,504
Oil & Gas processing plants	155	212
Industrial, Power and Others	184	258
Total	3,132	3,974

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

4	Cost of sales

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Inventories at the beginning of the period	3,921,097	3,986,929
Plus: Charges of the period
Raw materials, energy, consumables and other	1,281,253	1,520,944
Services and fees	123,130	105,993
Labor cost	378,770	340,256
Depreciation of property, plant and equipment	119,157	98,163
Amortization of intangible assets	2,792	2,952
Depreciation of right-of-use assets	10,963	6,923
Maintenance expenses	96,283	89,212
Allowance for obsolescence	10,054	(11,250)
Taxes	47,028	95,165
Other	55,244	63,993
	2,124,674	2,312,351
Less: Inventories at the end of the period	(3,911,719)	(3,991,501)
	2,134,052	2,307,779

5	Selling, general and administrative expenses

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Services and fees	40,253	39,962
Labor cost	181,073	150,297
Depreciation of property, plant and equipment	6,044	4,902
Amortization of intangible assets	30,165	7,863
Depreciation of right-of-use assets	6,321	4,650
Freights and other selling expenses	167,589	198,107
Provisions for contingencies	10,539	7,361
Allowances for doubtful accounts	(639)	(213)
Taxes	38,618	51,008
Other	28,169	23,410
	508,132	487,347

6	Other operating income (expense), net

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Other operating income
Net income from other sales	3,921	2,821
Net rents	1,076	1,407
Allowance for doubtful receivables recovery	-	65
Other income	11,027	2,620
	16,024	6,913
Other operating expenses
Contributions to welfare projects and non-profits organizations	(3,604)	(1,614)
Allowance for doubtful receivables	(116)	-
	(3,720)	(1,614)
Total	12,304	5,299

11

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Interest Income	60,558	44,465
Net result on changes in FV of financial assets at FVTPL	(4,269)	3,422
Finance Income	56,289	47,887
Finance Cost	(20,583)	(31,545)
Net foreign exchange transactions results	11,630	7,333
Net foreign exchange derivatives contracts results	(4,031)	(2,736)
Other	(68,067)	(120)
Other Financial results, net	(60,468)	4,477
Net Financial results	(24,762)	20,819

Finance Income: For the three-month period ended March, 31, 2024 includes $13.2 million of interest related to instruments carried at FVTPL.

Other: Mainly related to the change in the fair value of U.S. dollar denominated Argentine bonds. For more information see note 20.

8	Equity in earnings of non-consolidated companies

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
From non-consolidated companies	48,179	53,006
	48,179	53,006

9	Income tax

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
Current tax	(212,532)	(254,921)
Deferred tax	127,676	(41,051)
Tax charge	(84,856)	(295,972)

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 1, 2024. The group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $20.1 million.

12

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

10	Dividend distribution

On February 21, 2024, the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on April 30, 2024, the payment of an annual dividend of $0.60 per outstanding share ($1.20 per ADS), which includes the interim dividend of $0.20 per outstanding share ($0.40 per ADS), paid in November 22, 2023. If the annual dividend is approved by the shareholders, a dividend of $0.40 per outstanding share ($0.80 per ADS), will be paid on May 22, 2024, with an ex-dividend date of May 20, 2024. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid in November 23, 2022 in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

11	Property, plant and equipment, net

	2024	2023
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,078,179	5,556,263
Currency translation adjustment	(12,491)	8,768
Additions	161,048	107,612
Disposals / Consumptions	(6,440)	(11,456)
Transfers / Reclassifications	(950)	19
Depreciation charge	(125,201)	(103,065)
At March 31,	6,094,145	5,558,141

See note 19 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79% interest.

12	Intangible assets, net

	2024	2023
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,377,110	1,332,508
Currency translation adjustment	(87)	71
Additions	11,049	9,476
Transfers / Reclassifications	950	(19)
Amortization charge	(32,957)	(10,815)
At March 31,	1,356,065	1,331,221

13

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2024	2023
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	132,138	111,741
Currency translation adjustment	(203)	108
Additions	22,471	12,345
Disposals / Consumptions	(96)	(258)
Depreciation charge	(17,284)	(11,573)
At March 31,	137,026	112,363

Right-of-use assets, net by underlying category

	At March 31,	At December 31,
	2024	2023
	(Unaudited)
Land and Civil Buildings	37,516	38,492
Industrial Buildings, Plant and Production Equipment	76,407	72,813
Vehicles, furniture and fixtures	20,375	17,988
Others	2,728	2,845
	137,026	132,138

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2024	2023
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	134,432	112,177
Translation differences	(709)	762
Additions	22,160	12,345
Cancellations	(262)	(259)
Repayments of lease liabilities including interests	(17,931)	(11,316)
Interest accrued	1,485	890
At March 31,	139,175	114,599

As of March 31, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 30%, 44% and 26%, respectively.

As of March 31, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 43% and 29%, respectively.

14

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

14	Cash and cash equivalents and other investments

	At March 31,	At December 31,
	2024	2023
Cash and cash equivalents	(Unaudited)
Cash at banks	315,141	370,487
Liquidity funds	661,800	223,424
Short-term investments	346,409	1,043,910
	1,323,350	1,637,821

Other investments - current
Bonds and other fixed income	847,609	834,281
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,119,101	896,166
Fund investments	282,153	239,184
	2,248,863	1,969,631
Other investments - non-current
Bonds and other fixed income	936,206	398,220
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	40,000	-
Others	7,313	7,411
	983,519	405,631

15	Derivative financial instruments

	At March 31,	At December 31,
	2024	2023
	(Unaudited)
Other derivatives	2,883	9,801
Contracts with positive fair values	2,883	9,801

Other derivatives	3,569	11,150
Contracts with negative fair values	3,569	11,150

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

15

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

16                  Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2024 and December 31, 2023.

	Carrying amount	Measurement Categories		At Fair Value
March 31, 2024 - (Unaudited)		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,323,350	661,550	661,800	661,800	-	-
Other investments	2,248,863	1,119,101	1,129,762	1,129,762	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,119,101	1,119,101	-	-	-	-
U.S. Sovereign Bills	123,174	123,174	-	-	-	-
Certificates of Deposits	561,158	561,158	-	-	-	-
Commercial Papers	149,384	149,384	-	-	-	-
Other notes	285,385	285,385	-	-	-	-
Bonds and other fixed income	847,609	-	847,609	847,609	-	-
U.S. government securities	229,122	-	229,122	229,122	-	-
Non - U.S. government securities	47,917	-	47,917	47,917	-	-
Corporates securities	570,570	-	570,570	570,570	-	-
Mutual Fund	282,153	-	282,153	282,153	-	-
Derivative financial instruments	2,883	-	2,883	-	2,883	-
Other Investments Non-current	983,519	40,000	943,519	936,206	-	7,313
Bonds and other fixed income	936,206	-	936,206	936,206	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	40,000	40,000	-	-	-	-
Other investments	7,313	-	7,313	-	-	7,313
Trade receivables	2,303,293	2,303,293	-	-	-	-
Receivables C and NC	468,915	102,116	-	-	-	-
Other receivables	102,116	102,116	-	-	-	-
Other receivables (non-financial)	366,799	-	-	-	-	-
Total		4,226,060	2,737,964	2,727,768	2,883	7,313
Liabilities
Borrowings C and NC	636,400	636,400	-	-	-	-
Trade payables	1,041,434	1,041,434	-	-	-	-
Other liabilities C and NC (*)	775,440	7,321	75,128	-	-	75,128
Other liabilities	82,449	7,321	75,128	-	-	75,128
Other liabilities (non-financial)	692,991	-	-	-	-	-
Lease Liabilities C and NC	139,175	139,175	-	-	-	-
Derivative financial instruments	3,569	-	3,569	-	3,569	-
Total		1,824,330	78,697	-	3,569	75,128

(*) Includes liability related to share buyback program. See note 23 to these Consolidated Condensed Interim Financial Statements.

16

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2023		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	223,424	223,424	-	-
Other investments	1,969,631	896,166	1,073,465	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-
Other notes	82,596	82,596	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	834,281	-	-
U.S. government securities	126,399	-	126,399	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	10,943	-	-
Corporates securities	696,939	-	696,939	696,939	-	-
Mutual Fund	239,184	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	405,631	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	398,220	-	-
Other investments	7,411	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-
Total		4,884,596	1,712,321	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-
Other liabilities C and NC (*)	693,913	-	86,240	-	-	86,240
Other liabilities	86,240	-	86,240	-	-	86,240
Other liabilities (non-financial)	607,673	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-
Derivative financial instruments	11,150	-	11,150	-	11,150	-
Total		1,825,437	97,390	-	11,150	86,240

(*) Includes liability related to share buyback program. See note 23 to these Consolidated Condensed Interim Financial Statements.

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances in this level include a liability related to the shares to be settled under the share buyback program recognized during the period. For more information see note 23.

17

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

 Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.2% of its carrying amount including interests accrued as of March 31, 2024 as compared with 99.8% as of December 31, 2023. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

	Three-month period ended March 31,
	2024	2023
	(Unaudited)
At the beginning of the period	1,608,804	1,540,646
Translation differences	(6,475)	4,932
Equity in earnings of non-consolidated companies	48,179	53,006
Increase / (decrease) in equity reserves and others	31,463	(1,142)
At the end of the period	1,681,971	1,597,442

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of March 31, 2024, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $41.62 per ADS, giving Tenaris’s ownership stake a market value of approximately $956.1 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,502.0 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of March 31, 2024, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL9.37 ($1.88) and BRL10.01 ($2.00), respectively, giving Tenaris’s ownership stake a market value of approximately $91.7 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $ 121.3 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of March 31, 2024, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of March, 31, 2024, the carrying value of Tenaris’s ownership stake in Techgen was approximately $56.8 million.

18

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of March 31, 2024, Tenaris’s exposure under these agreements amounted to $38.6 million and $16.8 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of March 31, 2024, the aggregate outstanding principal amount under these subordinated loans was $287.4 million, of which $63.2 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of March 31, 2024, amounted to $10.9 million.

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

19

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	CSN claims relating to the January 2012 acquisition of Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

According to the views of the two justices that voted in favor of CSN’s motion, Confab and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of March 31, 2024, the potential aggregate indemnification payable by Confab could reach up to BRL926.3 million (approximately $185.4 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN’s motion for clarification, the Company cannot predict the ultimate resolution on the matter.

▪ Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

20

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL103.8 million (approximately $20.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL89.0 million (approximately $17.8 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. On February 22, 2024, the court of appeals referred the case to the court of cassation, which will be in charge of determining whether or not the Italian courts have jurisdiction over the matter.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of March 31, 2024, the aggregate amount of these claims was estimated at BRL322.2 million (or approximately $64.5 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“CGU”), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities referred to in certain 2019 administrative proceedings; the commission is required to complete its investigation within 180 days. Confab has not been served notice of either CGU’s March 2024 resolution or the 2019 administrative proceedings and, as a result, the Company cannot express a view on such administrative proceedings.

▪ Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel.

On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking.

On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO.

On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel).

On April 10, 2023, the court granted preliminary approval to the class settlement. The final settlement approval hearing was set for October 19, 2023, and on that date the court ordered that, prior to granting final settlement approval, the lead plaintiffs submit an update letter advising the court of the status of the claims processing. After the submission was made, on April 22, 2024, the court granted final approval to the settlement and closed the case.

▪ Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney (“PGFN”) in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL61.0 million (approximately $12.2 million). At this stage, the Company cannot predict the outcome of this claim.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪ U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2024, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $33.4 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024. As of March 31, 2024, the estimated aggregate contract amount calculated at current prices, was approximately $58.0 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023 and 2024. The parties are expected to agree on the termination of the MDA.

▪	A Brazilian subsidiary of the Company entered into a contract with Usiminas and Gerdau from which it committed to purchase steel coils for a remaining amount of approximately $80.0 million to use for manufacturing welded pipes for the Raia fields project in Brazil.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 Chrome alloy products following the closure of NKKTubes. Such contract foresees a penalty for a maximum amount of $30.3 million in case of early termination.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $4.0 billion as of March 31, 2024.

(iii)       Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2024, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19                    Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Condensed Interim Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed and is expected to change over time.

▪	Access to the MULC to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

▪	Access to the MULC to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made. In addition:

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

-	Access to the MULC to pay for imports of goods that obtained customs clearance on or before December 12, 2023, requires the prior Argentine Central Bank approval. The Argentine Central Bank recently issued during the first three months of 2024 and is currently issuing newly created Bonds (“BOPREALs”), maturing in 2025, 2026 and 2027 with different amortization schedules (and underlying conditions) that can only be purchased in Argentine Pesos in primary offerings by debtors of any such import debts; such bonds can then be sold for a price payable in foreign currency that can be subsequently used to pay suppliers without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC. In addition, from April 1, 2024 any such importer who purchased BOPREALs in primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed the difference in USD between the nominal value of the bonds and their market prices) and use such foreign currency to pay the above-mentioned import debts, without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC.

-	Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, requires that the price is paid in four equal instalments payable on the 30th, 60th, 90th and 120th day counted from the customs clearance of the good imported.

▪	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, in the past, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. It is still unclear if or when the new Argentine Securities Commission’s authorities will eliminate or loosen the remaining restrictions.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government. Tenaris’s financial position in Argentine pesos as of March 31, 2024, amounted to a net short exposure of approximately $79 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $360.6 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of March 31, 2024, the total equity of Argentine subsidiaries represented approximately 10% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the period ended March 31, 2024, amounted approximately to 19% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of March 31, 2024, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Related party transactions

As of March 31, 2024:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and 62.01% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

		Three-month period ended March 31,
		2024	2023
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	10,934	11,524
	Sales of goods to other related parties	28,850	36,433
	Sales of services and others to associated companies	167	424
	Sales of services and others to joint ventures	35	33
	Sales of services and others to other related parties	32,676	38,204
		72,662	86,618
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	24,869	146,454
	Purchases of goods to joint ventures	(2,691)	19,739
	Purchases of goods to other related parties	25,085	9,512
	Purchases of services and others to associated companies	4,319	2,589
	Purchases of services and others to other related parties	6,593	12,798
		58,175	191,092
	(c) Financial Results
	Income from joint ventures	1,552	1,401
		1,552	1,401

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At March 31,	At December 31,
		2024	2023
(ii)	Period-end balances	(Unaudited)

	(a) Arising from sales / purchases of goods / services and other transactions

	Receivables from associated companies	9,198	7,589
	Receivables from joint ventures	64,646	63,374
	Receivables from other related parties	28,475	62,986
	Payables to associated companies	(10,174)	(21,012)
	Payables to joint ventures	(12,450)	(28,361)
	Payables to other related parties	(7,643)	(11,488)
		72,052	73,088
	(b) Financial debt

	Lease liabilities from associated companies	(1,349)	(1,459)
	Lease liabilities from other related parties	(362)	(375)
		(1,711)	(1,834)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

22	Business Combinations

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments during the twelve months following the acquisition date.

Whenever applicable, Tenaris recognizes the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

Acquisition of the Pipe Coating Business Unit of Mattr

▪	Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement; the final price is subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On February 28, 2024, Tenaris submitted its price adjustment request, which is currently under review by the seller.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S., and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

The acquired business contributed revenues of $236.9 million, assigned to Others segment, and represented a minor contribution to Tenaris’s results for the period starting November 30, 2023 and ending March 31, 2024. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023):	$ million
Property, Plant and Equipment	126
Intangible assets	29
Working capital	(13)
Cash and Cash Equivalents	21
Provisions	(7)
Other assets and liabilities, net	13
Net assets acquired	169

The fair value of the net assets and liabilities acquired shown above amounted to approximately $169.0 million. As a result of the acquisition, Tenaris recognized a preliminary goodwill for approximately $13.6 million. The goodwill is not deductible for tax purposes. The allocations of the purchase price will be finalized once all the information is obtained, but not to exceed one year from the acquisition date.

Acquisition-related costs for the year ended December 31, 2023, amounted to $1.1 million and were included in general and administrative expenses.

Acquisition-related costs for the three-month period ended March 31, 2024, amounted to $0.3 million and were included in general and administrative expenses.

23	Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange, would represent approximately 75.4 million shares, or 6.4% of the outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program is being carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares. The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

The program is divided into tranches. For purposes of carrying out the first and second tranches of the buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that make trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and must act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Under the buyback agreement, purchases of shares may continue during any blackout periods.

During the three- month period ended March 31, 2024 the Company purchased 17,168,061 shares, for a value of $311.1 million. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million.

The first tranche of the share buyback program was completed on January 12, 2024. On February 26, 2024, the second tranche started and is expected to end no later than May 24, 2024.

As of March 31, 2024, the Company held a liability in connection to the shares to be settled under the second tranche of the buyback program that amounted to $75.1 million.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

Alicia Móndolo

Chief Financial Officer

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